Exhibit 99.1

ASX ANNOUNCEMENT

12 June 2015

Appointment of Executive Director

Melbourne, Australia, 12 June 2015: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) is pleased to advise that Mr. Eutillio Buccilli has today been appointed Director of the Company on “casual appointment”, in that the new appointee will be required to submit himself for re-election at the upcoming AGM, as per article 19.4 of the Company’s Constitution.  The initial Director’s interest notice - Appendix 3X, on behalf of Mr. Buccilli is attached.

Mr. Eutillio Buccilli

Mr. Buccilli joined the Company in June 2014 as Chief Financial Officer. In November 2014, Mr. Buccilli was appointed to the position of Chief Operating Officer and Chief Financial Officer and was subsequently appointed Chief Executive Officer in February 2015.

Mr. Buccilli has more than 35 years of senior management experience in the financial services, contracting and recruitment, property and retail industries in Australia and the U.S. He has held senior management positions with blue chip corporations such as General Electric (“GE”), Computer Science Corporation, Coles Myer and Challenger Limited. Whilst at GE, Mr. Buccilli was seconded to the U.S., where he worked at the GE Capital Headquarters located in Stamford Connecticut.

Dr. Mal Brandon, Non-Executive Chairman, welcomed Mr.Buccilli’s appointment to the Board: “We are delighted that Eutillio is joining the Board today. We believe that as a Director, Eutillio will be able to augment his significant contribution to the growth and strategic direction of the Company through his extensive financial, corporate governance and commercial experience.”

Dr. Brandon added, “Eutillio has shown great leadership in driving Genetic Technologies forward and executing on our strategy of expanding the reach of BREVAGenplus® across the US. Since his appointment last year, he has been the driving force behind the restructure and realignment of group activities following the strategic review in mid-2014. He was instrumental in executing the A$24 million equity placement facility with Kentgrove Capital in January 2015 and the subsequent A$18.6 million placement to US institutional investors in March 2015. The Board looks forward to Eutillio’s continuing commitment and drive as the Company looks to build on the significant momentum generated so far in 2015.”

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com     ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 105
+ 61 3 8412 7050

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus® improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus® expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Appendix 3X

Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Genetic Technologies Limited
A.B.N.	17 009 212 328

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Eutillio Buccilli
Date of appointment	12 June 2015

Part 1 - Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

None

+ See chapter 19 for defined terms.

11/3/2002

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Part 2 — Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest.

None

Part 3 — Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest
Name of registered holder (if issued securities)
No. and class of securities to which interest relates

Dated:  12 June 2015

+ See chapter 19 for defined terms.

2